FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Smith, Stephen E.	2. Issuer Name and Ticker or Trading Symbol U.S. Bancorp (USB)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Executive Vice President, Human Resources
(Last) (First) (Middle) U.S. Bancorp 425 Walnut Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 2/6/03
(Street) Cincinnati, OH 45202		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $0.01 par value	2/06/03		G(1)	V	29,559(2)	D	N/A
Common Stock, $0.01 par value	2/10/03		S		.9103	D	$20.21	0	I	By Spouse
Common Stock, $0.01 par value	2/07/03		G(3)	V	14,559	D	N/A	15,000	I	By Spouse Trust
Common Stock, $0.01 par value	2/07/03		M		16,725	A	$3.86
Common Stock, $0.01 par value	2/07/03		F		3,150	D	$20.49	28,134	I	By Trust
Common Stock, $0.01 par value	2/07/03		M		20,020	A	$6.7633
Common Stock, $0.01 par value	2/07/03		S		20,020	D	$20.1299	13,233.76(2)	D
Common Stock, $0.01 par value								16,911.35(4)	I	401(k) Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Deferred Compensation Plan Participation	1-for1							(5)	(5)	Common Stock	7,366.54		7,366.54(6)	D
Employee Stock Option (Right to Buy)	$3.86	2/7/03		M			16,725	(7)	12/12/03	Common Stock	66,900		50,175	D
Employee Stock Option (Right to Buy)	$6.7633	2/7/03		M			20,020	(8)	12/09/05	Common Stock	47,331		27,311	D
Employee Stock Option (Right to Buy)	$19.23								12/18/11	Common Stock	140,000		140,000	D
Employee Stock Option (Right to Buy)	$21.6875								12/12/10	Common Stock	100,000		100,000	D
Employee Stock Option (Right to Buy)	$21.375								12/14/09	Common Stock	40,000		40,000	D
Employee Stock Option (Right to Buy)	$23.7917								11/20/08	Common Stock	75,000		75,000	D
Employee Stock Option (Right to Buy)	$18.9167								12/09/07	Common Stock	5,289		5,289	D
Employee Stock Option (Right to Buy)	$18.9167								12/07/07	Common Stock	54,711		54,711	D
Employee Stock Option (Right to Buy)	$10.11								12/10/06	Common Stock	9,882		9,882	D
Employee Stock Option (Right to Buy)	$10.11								12/09/06	Common Stock	22,618		22,618	D
Employee Stock Option (Right to Buy)	$6.7633								12/12/05	Common Stock	14,778		14,778	D
Employee Stock Option (Right to Buy)	$6.7633								12/12/05	Common Stock	5,391		5,391	D
Employee Stock Option (Right to Buy)	$3.7633								12/10/04	Common Stock	44,631		44,631	D

Explanation of Responses:

(1) Transfer of shares from Spouse (Indirect) to Spouse Trust (Indirect).
(2) Includes shares acquired in October 2002 and January 2003 pursuant to the U.S. Bancorp Dividend Reinvestment Plan in transactions exempt under Rule 16a-11.
(3) Transfer of shares from Spouse Trust (Indirect) to reporting person's Trust (Indirect).
(4) Based on a plan report dated 1/31/03, the most recent plan report available.
(5) Deferred Compensation Plan Participation is payable in common stock following termination of the reporting person's employment with U.S. Bancorp or age 55, whichever is later.
(6) Includes additional amounts acquired in July and October 2002, and January 2003 pursuant to a dividend reinvestment feature of the U.S. Bancorp Deferred Compensation Plan.
(7) The option vested in four equal annual installments beginning on December 14, 1994.
(8) The option vested in four equal annual installments beginning on December 12, 1996.

By: /s/ Lee R. Mitau For Stephen E. Smith **Signature of Reporting Person	2/10/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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POWER OF ATTORNEY

 This statement confirms that I have authorized and designated
Lee R. Mitau, Laura F. Bednarski and Tracy J. Knewtson, and each of them, as my attorney-in-fact to execute and file on my behalf all Forms
3, 4 and 5 (including any amendments) that I may be required to file with the Securities and Exchange Commission as a result of my ownership of or transactions in securities of U.S. Bancorp.  Their authority under Statement shall continue until I am no longer required to file
Forms 4 and 5 with regard to my ownership of or transactions in securities of U.S. Bancorp, unless I revoke it earlier writing.  I acknowledge that they are not assuming any of my responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated:  8-29-02

    /s/Stephen E. Smith
    Signature

    Stephen E. Smith
    Printed Name